Phillip Andrew Craemer Enfranchise Inc  N-8A On 12/02/2021
Document 1 of   Notification of Registration

FORM N-8A

	The undersigned registrant hereby notifies the Securities and Exchange Commission that it that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration, submits the following information:

Registrants Name: Phillip Andrew Craemer Enfranchise Inc

Address of Principal Office: 316 North Maple Street
Los Angeles County California,
Clearinghouse Reserve District 12, CA 91505-4943.

Mailing Address: 9232 South Seventh Avenue, Inglewood, California.

Telephone Number: (312) 813-1712

Name and address of agent for service:

State of Illinois, Attention: Acting Secretary of State;
213 State Capitol, Springfield, IL 62756;
United States Department of the Treasury, Attention:
Acting Secretary of the Treasury;
1500 Pennsylvania Avenue N.W., Washington D.C. 20220.

Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of FormN-8A: YES [X] NO [ ]

				SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this registration to be signed on its behalf in the City of Burbank, and State of California, on the 2nd day of December, 2021.

(SEAL)						Phillip Andrew Craemer Enfranchise Inc

						By: CRAEMER PHILLIP ANDREW
						 Craemer, Phillip Andrew, C.E.O.

Attest: MASSAMOROC LLC, C.F.O.
By: HARRIS EARL LEE JUNIOR
Harris, Earl-Lee, Junior, Manager